Exhibit 5

November 9, 2020

Board of Directors

W.R. Grace & Co.

7500 Grace Drive

Columbia, MD 21044

Dear Members of the Board:

On behalf of 40 North Management LLC and its affiliated investment funds (collectively, “40 North”), we are pleased to submit this offer (the “Proposal”) to acquire 100% of the outstanding share capital of W.R. Grace & Co. (“Grace” or the “Company”) for $60 per share in cash.

Our offer represents a premium of 50% over the Company’s unaffected share price prior to the date 40 North filed its most recent Schedule 13D amendment on October 14, 2020. This price also represents a 42% premium over the Company’s unaffected 30-day volume-weighted average price (“VWAP”).1 We strongly believe that our Proposal represents compelling value and certainty to shareholders, especially given the Company’s significant underperformance since the spin-off of GCP Applied Technologies (“GCP”) in February 2016. In fact, our offer represents the highest multiple offered relative to catalyst technologies precedent transactions over the last 15 years.2

We have retained Citi as our financial adviser and our Proposal does not include any financing contingency. As a privately-held investment fund with full discretion over the investment of the funds we manage, we do not require any corporate or shareholder approvals to consummate a transaction.

We have also conducted an analysis of the regulatory approvals that would be required in connection with the proposed transaction and we are confident that the transaction would receive all necessary approvals in a timely manner. We do not anticipate any material antitrust or other regulatory issues that would extend the normal timetable for closing a transaction of this nature.

As a significant and longstanding shareholder in the Company, we believe this Proposal delivers full value to all shareholders and is well in excess of what the Company will be able to achieve on its current course. In connection with our Proposal, we are prepared to enter into a customary agreement for transactions of this nature, which, assuming we move swiftly toward a definitive agreement, would include a “go shop” provision that would allow the Grace Board of Directors (the “Board”) to solicit competing proposals for a period following execution of the agreement. Our proposal thus guarantees that the Company can secure a healthy premium for its stockholders while holding open the opportunity to obtain an even higher valuation. Our Proposal is subject to execution of a definitive transaction agreement and completion of a confirmatory due diligence review of the Company, which we are prepared to commence immediately.

[1]	Bloomberg, as of October 13, 2020.
[2]	Transactions include: Honeywell/UOP, BASF/Engelhard, Carlyle/PQ Corporation, Clariant/Sud Chemie, Johnson Matthey/Formox, Grace/Dow PP Catalyst, Grace/BASF Polyolefin, Grace/Albemarle, Chatterjee-Rhone/Lummus, and Evonik/Porocel.

40 NORTH
9 WEST 57TH STREET, 46TH FL.
NEW YORK, NY 10019
212.821.1600

We are confident that we can complete our confirmatory due diligence in three to four weeks, provided we receive your cooperation, appropriate access to management and the requisite information. Given our extensive review to date of publicly available information, our remaining due diligence will be expedited and highly focused.

About Us

40 North is the related investment business of Standard Industries, a privately-held, global diversified industrial company with interests in building materials, including the world’s largest roofing and waterproofing manufacturer. With over 15,000 employees, operations in more than 80 countries, and over 180 manufacturing plants worldwide, Standard offers innovative solutions with an eye toward creating long-term value and building world-class assets. In addition, we are experienced owners and operators of specialty chemicals businesses, most significantly through our ownership of International Specialty Products, Inc., a leading global supplier of specialty chemicals and performance-enhancing products for a wide variety of consumer and industrial markets, which we sold to Ashland Inc. in 2011 for more than $3 billion.

Importantly, for all of Grace’s stakeholders, we have differentiated ourselves as operators through our ability to drive industry-setting standards of manufacturing excellence. Our 130-year history has shown us that achieving these results comes from a relentless focus on recruiting and retaining the best and brightest talent and sharing best practices from across our global network. Together with our long-term investment horizon, the themes of manufacturing excellence, investment in human capital and commitment to innovation have defined our businesses globally.

Background to the Proposal

As long-term shareholders of Grace, and through both our constructive dialogue with the Company’s management and our previous appointment of Kathleen Reiland to the Board, we have patiently supported Grace through many critical junctures since the spin-off of GCP. At the time of the GCP spin-off in 2016, a tremendous amount of work was done by the Company, and significant costs were incurred, to create a “New Grace” with the expectation that the Company would re-rate positively, enhance operational performance and drive significant shareholder value. To date, these goals have remained elusive.

Despite leading market positions across many of Grace’s businesses worldwide, adjusted EBITDA margins have eroded 1.7%, from 38.3% to 36.6%, for Grace’s Catalysts Technologies division and 4.1%, from 28.4% to 24.3%, for the Company’s Materials Technologies division from 2016-2019.3 Grace’s inability to communicate effectively regarding its environmental liability has created a further and significant drag on its performance. As a result of these and other related issues, Grace has underperformed the S&P 500 by 138%4 since the spin-off of GCP and is currently trading at 8.1x5 EV/EBITDA, which is ~2.5x below its historical multiple6 and ~3.0x below its proxy peers7. We believe shareholders deserve more than the consistent value destruction they have witnessed since 2016 and that a sale of the Company would give them a direct path to realizing a compelling premium for their shares and immediate liquidity, with far greater certainty than if Grace were to remain a publicly traded company in this uncertain economic environment.

[3]	GRA 2018 & 2019 10-K.
[4]	Bloomberg, as of October 13, 2020. Total return analysis inclusive of dividends reinvested in security.
[5]	Bloomberg, as of October 13, 2020. Based on 2021E Consensus EBITDA

[6]	Bloomberg, as of October 13, 2020. NTM EBITDA multiple since GCP spin-off.
[7]	Bloomberg, as of October 13, 2020. Based on 2021E Consensus EBITDA. Proxy peers as defined by GRA include: ALB, ASH, CBT, CE, ESI, FMC, FOE, FUL, GCP, HXL, IFF, MTX NEU, OLN, RPM and SXT.

40 North is a uniquely qualified buyer that will strengthen the Company’s business for all constituencies, and is offering full value to current shareholders.

Next Steps

As a next step, we would welcome the opportunity to discuss this Proposal with the Board, and to work out the details for moving toward a definitive transaction agreement. Due to our obligations under applicable securities laws given our ownership in the Company, we intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission.

We want to thank the members of the Board for considering this Proposal. Grace is an outstanding business with advanced technologies and leading market positions. We believe this Proposal to take the Company private represents the most credible path to unlock value for the Company and its shareholders with a high level of certainty. As long-term owners and operators of both industrial and investment businesses, we are prepared to work constructively with the Board and Grace’s management to achieve these goals.

Please do not hesitate to contact us with questions, and we look forward to hearing from you soon.

Yours sincerely,

/s/ David J. Millstone	/s/ David S. Winter

David J. Millstone	David S. Winter

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